[Letterhead of Cohne, Rappaport & Segal, P.C.]



VIA EDGAR AND FACSIMILE (202-942-9527)
---------------------------------------

Richard K. Wulff
Chief, Office of Small Business
UNITED STATES SECURITIES & EXCHANGE COMMISSION
Washington, D.C.  20549

     RE:  The Harrison Ross Group, Inc.
          Registration Statement on Form 10-SB
          File No. 0-28941
          Filed on:  January 18, 2000

Dear Mr. Wulff:

     On behalf of our client, The Harrison Ross Group, Inc., a Nevada corporation (the "Company"), we write to withdraw the Registration Statement. As discussed, the Company is withdrawing the Registration Statement solely for the purpose of avoiding its automatic effectiveness on March 18, 2000.

     Please advise us if any further action is required to withdraw the filing. Please do not hesitate to contact me at 801-532-2666 with any questions or comments.


                                   Sincerely,

                                   COHNE, RAPPAPORT & SEGAL, P.C.




                                   /s/ A.O. Headman, Jr.
                                   A.O. Headman, Jr.



cc:  William Smith, Jr., President
     The HArrison Ross Group, Inc.